UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Number	Description of Exhibit

99.1	Press Release – On the Heels of the Total Cryptocurrency Market Cap Hitting $2.6 Trillion, ZK International’s Subsidiary xSigma Launches its Beta for Two Trading Platforms for CFDs, Crypto, Crypto options and Crypto Derivatives, dated October 21, 2021

99.2	Press Release - ZK International Announces Plan to Seek Potential Distribution, dated October 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board